Exhibit 99.166

High Tide Reports First Quarter 2021 Financial Results Featuring a 179% Increase in Revenue and Record Adjusted EBITDA of $4.6 Million

CALGARY, AB, March 31, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, filed its financial results for the first fiscal quarter of 2021 ending January 31, 2021, the highlights of which are included in this news release. The full set of Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be viewed by visiting High Tide’s website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com.

High Tide Inc. - March 31, 2021 (CNW Group/High Tide Inc.)

First Quarter 2021 – Financial Highlights:

●	Revenue increased by 179% to $38.3 million in the first quarter of 2021 compared to $13.7 million in the same quarter last year. The first quarter of 2021 financial results incorporate the acquisition of META Growth Corp. on November 18, 2020.
●	Gross profit increased by 208% to $14.8 million in the first quarter of 2021 compared to $4.8 million in the same quarter last year.

●	Gross profit margin in the first quarter of 2021 was 39% compared to 35% in the same quarter last year.

●	Adjusted EBITDA(1) for the first quarter of 2021 was $4.6 million compared to negative $0.8 million for same quarter last year.
●	Geographically in the first quarter of 2021, $34.2 million of revenue was earned in Canada, $3.9 million in the United States and $0.2 million internationally.

●	Segment-wise in the first quarter of 2021, $36.8 million of revenue was generated by Retail, $1.5 million by Wholesale, and an immaterial amount by Corporate.

●	Cash on hand as at January 31, 2021 totaled $16.6 million compared to $7.5 million as at October 31, 2020. The Company’s cash balance has subsequently increased to approximately $33 million as of today.

“I am extremely proud of our team for delivering the highest quarterly profit in High Tide’s history. Despite facing the same challenges that all retailers have confronted during this pandemic, we recently crossed the 80-store milestone across Canada. Between the commencement of our application to list on the Nasdaq and the subsequent filing of the 40-F form with the SEC, and securing the acquisition of Smoke Cartel, the first quarter of 2021 has seen our team deliver on significant milestones that will drive future growth,” said Raj Grover, President and Chief Executive Officer. “Over the past few months, we have worked diligently to integrate META Growth into the High Tide family and as a result have already achieved 71% of our targeted synergies. As market dynamics continue to evolve in Canada, we are taking aggressive steps to adjust our business model, where appropriate, while pursuing expansion opportunities in the United States and Europe that would have an immediate positive impact on EBITDA,” added Mr. Grover.

Fiscal First Quarter 2021 – Operational Highlights:

●	The Company completed the acquisition of META Growth Crop. and became the leading Canadian cannabis retailer by annualized revenue.

●	The Company’s common shares moved up to the TSX Venture Exchange.

●	The Company extended the maturity date on a $10.0 million credit facility with Windsor Capital to December 31, 2021 with a subsequent one-year extension to December 31, 2022 and a reduction of interest rate from 11.5% to 10.0%.
●	The Company entered into a loan agreement for $6.75 million maturing on December 31, 2024 of an undrawn balance on a $20.0 million credit facility obtained through the acquisition of META Growth Corp. Additionally, the Company extended maturity of META’s existing debt to December 31, 2024 and a reduction of all-inclusive interest rate from 12.5% to 10.0%. As of the date of this press release, the $6.75 million facility remains undrawn.
●	Approximately $7.4 million of debt converted into the Company’s common shares.
●	The Company opened three cannabis retail locations under the Canna Cabana and META banners: one in Guelph, Ontario, one in Toronto, Ontario, and one in Calgary, Alberta.

Subsequent Events:

●	The Company closed an oversubscribed bought deal equity financing for gross proceeds of $23 million.
●	After the first quarter of 2021, approximately $23 million of debt converted into the Company’s common shares.
●	The Company announced filing of Form 40-F with the U.S. Securities and Exchange Commission fulfilling a significant milestone for the NASDAQ listing.

●	The Company completed the acquisition of Smoke Cartel, Inc. (OTCQB: SMKC) for US$8.0 million.

●	Between February 1, 2021 and the date of this press release, the Company opened nine cannabis retail locations: seven in Alberta and two in Ontario.

●	Through the COVID-19 pandemic, all retail branded locations have remained operational, despite the complex conditions facing the retail industry across Canada. The Company has been nimble and adapted to frequently changing regulations – often at a municipal level – including launching delivery services to continue serving customers.

Selected financial information for the first quarter ended January 31, 2021:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended January 31,
	2021 $	2020 $	% Change
Revenue	38,319	13,715	179%
Gross profit	14,768	4,793	208%
Total operating expenses	(16,813)	(6,910)	143%
Adjusted EBITDA(a)	4,602	(821)	NM
Loss from operations	(2,045)	(2,117)	(3)%
Net loss	(16,845)	(3,945)	327%
Loss per share (basic)	(0.04)	(0.02)	100%
Loss per share (diluted)	(0.02)	(0.02)	NM

(a)	Adjusted EBITDA is a non-IFRS financial measure.

NM– Not Meaningful

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended
	January 31,
	2021	2020
Net loss	(16,845)	(3,945)
Income taxes	588	(85)
Accretion and interest	2,702	1,734
Depreciation and amortization	6,094	1,269
EBITDA (1)	(7,461)	(1,027)
Foreign exchange	89	(4)
Revaluation of derivative liability (2)	10,484	(439)
Transaction and acquisition costs	1,581	622
Revaluation of marketable securities	(15)	-
Debt restructuring gain	(1,145)	-
Loss on extinguishment of debenture	516	-
Share-based compensation	553	27
Adjusted EBITDA (1)	4,602	(821)

(1)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	The Company recorded a loss from the revaluation of derivative liability of $10,484 during the first quarter of 2021 (2020: gain of $439). This non-cash accounting charge primarily relates to warrants issued to Windsor Private Capital in connection with the loan agreement entered into on January 6, 2020. The cashless exercise feature in the warrants creates a derivative liability which is required to be revalued each reporting period. The increase in our share price during the quarter resulted in an increase in the derivative liability.

Outlook

With the transaction of META having closed, the Company has solidified its leadership position in Canada. High Tide remains focused on the Ontario market. While pandemic restrictions caused a delay in construction in much of the province, the Company is encouraged by the Alcohol and Gaming Commission of Ontario’s decision on February 16, 2021 to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week. The Company expects to reach 30 open stores in the province by September 30, 2021, the date on which the cap for any one retailer can own is set to increase from 30 to 75.

While competition is increasing in the Alberta cannabis market, the Company has still been able to find pockets of areas where it believes it can profitably open new stores. With the slowdown in construction in Ontario, the Company has increased the pace of buildouts in Alberta and expects more locations to open in the province next month.

The Company has been actively following developments in the U.S. cannabis sector, and while it appears that further liberalisation regarding the federal regulatory and legislative environment is possible, our immediate strategy does not rely on regulatory change. Despite this, we remain just one transaction away from entering the bricks and mortar retail market in the U.S. when federally permissible. High Tide believes it is very well positioned to take advantage of the growing ancillary and hemp derived CBD markets and estimates its current revenue run rate in the U.S., pro forma for the Smoke Cartel acquisition, to be over $25 million today. The Company is in discussions with various parties across the federally permissible ecosystem in the U.S. which could help further expand its operations – and believes that its current financial health and application to list its shares on the Nasdaq may help accelerate its growth.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 80 branded retail cannabis locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the Company’s application to list on the NASDAQ; (ii) the Company’s plans to adjust its business model and pursue expansion opportunities in the United States and Europe (iii) the Alcohol and Gaming Commission of Ontario’s intentions to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week; (iv) the Company’s expectation to reach 30 open stores in Ontario by September, 30, 2021; (v) the Company’s expectations to profitably open new stores in Alberta, including several locations in the month of April; (vi) the Company’s belief that it is well positioned to take advantage of the growing ancillary and hemp derived CBD markets in the United States and estimates regarding its current revenue run rate in the United States, pro forma for the Smoke Cartel acquisition, to be over $25 million as of the date of this release; (vii) the Company’s expectations to further expand the Company’s operations in the United States through discussions with various parties across the federally permissible ecosystem in the United States; and (viii) the Company’s belief that its application to list its shares on the Nasdaq may accelerate the Company’s growth. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the Company’s ability to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2021, including the ability of the Company to pursue and finance the potential acquisitions and new store openings referenced in this release; the Company’s ability to successfully list its shares on the Nasdaq; and that the Company will not be required to implement any measures to address unanticipated developments (including developments relating to COVID-19) affecting the Company’s business, which could adversely affect the Company’s proposed business plan. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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%SEDAR: 00045217E

For further information: High Tide Inc., Vahan Ajamian, Capital Markets Advisor, ir@hightideinc.com, Tel. 1 (403) 770-9435; extension 116

CO: High Tide Inc.

CNW 18:25e 31-MAR-21